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                                                                      VAN KAMPEN
                                                                      FUNDS INC.

NEWS RELEASE                               1 Parkview Plaza
                                           P.O. Box 5555
                                           Oakbrook Terrace, Illinois 60181-5555
                                           www.vankampen.com
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FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
Chad Peterson
212/762-9612

         VAN KAMPEN TRUST FOR INVESTMENT GRADE PENNSYLVANIA MUNICIPALS
                                      AND
              VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST
                      ANNOUNCE APPROVAL OF REORGANIZATION

     CHICAGO (November 22, 2005) -- Van Kampen Asset Management announced today that the shareholders of Van Kampen Trust for Investment Grade Pennsylvania Municipals (NYSE/CHX: VTP) approved the reorganization of VTP into Van Kampen Pennsylvania Value Municipal Income Trust (NYSE/CHX: VPV) at a special meeting of shareholders held on November 22, 2005. In the reorganization, shareholders of VTP will receive newly issued shares of VPV. The transaction is currently expected to close on or about December 2, 2005, subject to the satisfaction of certain conditions.

     Van Kampen Asset Management is a subsidiary of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies, with more than $103 billion in assets under management or supervision, as of October 31, 2005. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors work toward their financial goals. Van Kampen is a wholly owned subsidiary of Morgan Stanley (NYSE: MWD). For more information, visit Van Kampen's web site at www.vankampen.com.

     The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the SEC's web site at www.sec.gov.

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Copyright(C) 2005 Van Kampen Funds Inc. All rights reserved. Member NASD/SIPC.